UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

California First Leasing Corporation

(Name of Subject Company (Issuer))

California First Leasing Corporation

(Name of Filing Person(s) (Issuer))

Common Stock, par value $0.01 per share

(Title of Class of Securities)

130222102

(CUSIP Number of Class of Securities)

Patrick E. Paddon

Chief Executive Officer

California First Leasing Corporation

5000 Birch Street, Suite 500

Newport Beach, CA 92660

(949) 255-0500

(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on Behalf of the Filing Person(s))

With copies to:

Joshua A. Dean, Esq.	S. Leslie Jewett
Jason R. Schendel, Esq.	Chief Financial Officer
Daniel Clausen, Esq.	California First Leasing Corporation
Sheppard, Mullin, Richter & Hampton LLP	5000 Birch Street, Suite 500
650 Town Center Drive, Tenth Floor	Newport Beach, CA 92660
Costa Mesa, CA 92626

October 23, 2023

(Date Tender Offer First Published, Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

SCHEDULE TO

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by California First Leasing Corporation, a California corporation (the “Company”), with respect to its offer to purchase up to 200,000 shares of its common stock, par value $0.01 per share (collectively, the “shares”), at a price of $16.50 per share, net to the seller in cash, less any applicable withholding taxes, and without interest, upon the terms and subject to the conditions set forth in the Company’s Offer to Purchase, dated October 23, 2023 (as amended or supplemented from time to time, the “Offer to Purchase”), a copy of which is attached hereto as Exhibit (a)(1)(A), and in the related Letter of Transmittal (as amended or supplemented from time to time, the “Letter of Transmittal”), a copy of which is attached hereto as Exhibit (a)(1)(B) and which, collectively with the Offer to Purchase, constitute the “tender offer.”

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(2) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

Pursuant to General Instruction F to Schedule TO, the information contained in the Offer to Purchase and the Letter of Transmittal is incorporated herein by reference in response to the items of this Schedule TO, as more particularly described below.

ITEM 1.	SUMMARY TERM SHEET

The table below sets forth a number of important dates related to this tender offer. Please refer to this table as you read this document. Capitalized terms used, but not defined, in this table bear the meanings given to them later in this document or in the Offer to Purchase.

Date	Name of Date	Definition

October 23, 2023	Commencement Date	the date as of which the tender offer will commence

December 4, 2023	Expiration Date*	the date by which a shareholder who has previously provided proper notice to the Depositary of such shareholder’s desire to tender shares may properly notify the Depositary of such shareholder’s desire to withdraw its previous tender request

December 5, 2022	Acceptance Date*	the date which the Company will notify each shareholder whose shares have been accepted for repurchase

*	Subject to change in the event that the Company properly authorizes an extension of time during which the tender offer is pending. In the event of any such extension, shareholders will be notified in writing by the Company. Because the Company does not presently anticipate authorizing any such extension, the Company strongly recommends that shareholders make any decisions with respect to this tender offer based on the dates specified in the table above. In no case will the Company make full payment of all consideration offered later than sixty-five (65) days after the last day that shares may be tendered pursuant to the Offer.

The Company is offering to purchase up to 200,000 shares and each share tendered for purchase will be purchased for $16.50 per share. Shareholders desiring to tender shares for purchase must do so by 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer to purchase shares for cash on the terms and conditions set out in the Offer to Purchase and the related Letter of Transmittal (which, together constitute the “tender offer”), by the latest applicable Expiration Time). Shareholders have the right to change their minds and withdraw any tenders of their shares until 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time).

Assuming that all of the conditions to the tender offer are satisfied or waived, if less than 200,000 shares are validly tendered and not validly withdrawn prior to 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by `the latest applicable Expiration Time), the Company will buy all shares properly tendered. Assuming that all of the conditions to the tender offer are satisfied or waived, if more than 200,000 shares are validly tendered and not validly withdrawn prior to December 4, 2022 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time), the Company will buy such shares as nearly as may be pro rata, disregarding fractions, according to the number of shares validly tendered (and not validly withdrawn) by each tendering shareholder prior to the Expiration Time, except for “odd lots” (lots held by beneficial owners of fewer than

100 shares), which will be purchased on a priority basis. The Company reserves the right to also accept for purchase at $16.50 per share pursuant to the tender offer up to an additional 2% of our outstanding shares without extending the expiration of the tender offer.

If a shareholder tenders any of its shares and the Company agrees to repurchase those shares, the Company will notify the shareholder of such acceptance. Such shareholder will receive an amount equal to $16.50 per share accepted for tender.

If the Company accepts the tender of the shareholder’s shares, the Company will make payment for the shares it purchases from cash on hand.

Shareholders desiring to tender shares for purchase must do so by 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time). The tender offer is subject to certain conditions which are described in the accompanying Offer to Purchase. In the event all of the conditions to the tender offer are not satisfied or waived, the Company will not be obligated to purchase any shares that have been tendered. Until 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time), shareholders have the right to change their minds and withdraw any tenders of their shares. Shares withdrawn may be re-tendered, however, provided that such tenders are made before 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time) by following the tender procedures described herein.

If a shareholder would like the Company to purchase any of its Shares, it should complete, sign, and either mail (via certified mail, return receipt requested) or otherwise deliver a Letter of Transmittal to the Depository at either of the following addresses:

Overnight Delivery:	Regular Mail:
Computershare	Canton, MA 02021
c/o Voluntary Corporate Actions	c/o Voluntary Corporate Actions
150 Royall Street, Suite V	P.O. Box 43011
Canton, MA 02021	Providence, RI 02940-3011

so that it is received before 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time).

The tender offer is subject to certain conditions which are described in the accompanying Offer to Purchase. Please note that, just as each shareholder has the right to withdraw its tender, the Company will not be obligated to purchase any shares that have been tendered in the event all of the conditions to the tender offer are not satisfied or waived. In addition, the Company has the right to amend or extend this tender offer at any time before 5:00 p.m., New York City time, on December 4, 2023 (or, in the event of any extension of the tender offer, by the latest applicable Expiration Time). The Company will provide written notice, in compliance with applicable law, of any amendment or extension of the tender offer or in the event the conditions to the tender offer are not satisfied or waived. A shareholder tendering all of its shares will remain a shareholder of the Company through the time the Company accepts such shareholder’s shares for purchase.

ITEM 2.	ISSUER INFORMATION

(a) The name of the issuer is California First Leasing Corporation (the “Company”). The Company is registered under the Investment Company Act of 1940, as amended (the “1940 Act”), as an internally managed non-diversified closed-end investment company. The Company is organized as a California corporation. The Company’s principal executive office is located at 5000 Birch Street, Suite 500, Newport Beach, CA 92660, and its telephone number is (949) 255-0500.

(b) The title of the securities which are the subject of the tender offer is “shares of common stock, par value $0.01 per share, of the Company” (the “shares”). Subject to the conditions set out in the Offer to Purchase, the Company will purchase up to 200,000 shares which are tendered and not withdrawn by shareholders as described above in Item 1, subject to any applicable extension of the tender offer.

(c) The information set forth in the section captioned “Introduction” in the Offer to Purchase is incorporated herein by reference. Section 7 (“Price Range of Shares; Dividends”) of the Offer to Purchase is incorporated herein by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON

The name of the filing person (i.e., the Company and the subject company) is California First Leasing Corporation. The Company’s principal executive office is located at 5000 Birch Street, Suite 500, Newport Beach, CA 92660, and its telephone number is (949) 255-0500. The information set forth in Section 9 (“Certain Information Concerning Us”) and Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase are incorporated herein by reference.

ITEM 4.	TERMS OF THE TRANSACTION

(a) The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 1 (“Number of Shares; Proration”), Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 3 (“Procedures for Tendering Shares”), Section 4 (“Withdrawal Rights”), Section 5 (“Purchase of Shares and Payment of Purchase Price”), Section 6 (“Conditions of the Offer”), Section 8 (“Source and Amount of Funds”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 11 (“Certain Risks and Considerations Related to the Tender Offer”), Section 13 (“Material U.S. Federal Income Tax Consequences”), Section 14 (“Extension of the Tender Offer; Termination; Amendment”) and Section 16 (“Miscellaneous”) of the Offer to Purchase are incorporated herein by reference.

(b) The information set forth in the sections of the Offer to Purchase captioned “Introduction” and “Summary Term Sheet” are incorporated herein by reference. The information set forth in Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”) in the Offer to Purchase is incorporated herein by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS, AND AGREEMENTS

The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 6.	PURPOSES OF THIS TENDER OFFER AND PLANS OR PROPOSALS

(a) The information set forth in the section of the Offer to Purchase captioned “Summary Term Sheet” is incorporated herein by reference. The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase are incorporated herein by reference.

(b) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) of the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”) and Section 11 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

(a) The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 6 (“Conditions of the Offer”) and Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

(d) The information set forth in Section 8 (“Source and Amount of Funds”) of the Offer to Purchase is incorporated herein by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE ISSUER

(a) The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

(b) The information set forth in Section 10 (“Interests of Directors and Executive Officers, Transactions and Arrangements Concerning the Shares”) of the Offer to Purchase is incorporated herein by reference.

ITEM 9.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED, OR USED

The information set forth in Section 15 (“Fees and Expenses; Information Agent; Depositary”) of the Offer to Purchase is incorporated herein by reference.

ITEM 10.	FINANCIAL STATEMENTS

(a) (1) Reference is made to the audited financial statements of the Company for the fiscal year ended June 30, 2023, which were furnished to shareholders, and filed with the Securities and Exchange Commission on Form N-CSR under the 1940 Act on August 10, 2023. Such financial statements are incorporated herein by reference in their entirety.

(2)	The Company is not required to, and does not, file quarterly unaudited financial statements under the Securities Exchange Act of 1934.

(3)	Not applicable.

(4)	See (a)(1) and (a)(2) above.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION

(a) The information set forth in Section 2 (“Purpose of the Tender Offer; Certain Effects of the Tender Offer”), Section 9 (“Certain Information Concerning Us”), Section 10 (“Interests of Directors and Executive Officers; Transactions and Arrangements Concerning the Shares”), Section 11 (“Certain Risks and Considerations Related to the Tender Offer”), and Section 12 (“Legal Matters; Regulatory Approvals”) in the Offer to Purchase is incorporated herein by reference.

(c) The information set forth in the Offer to Purchase and the Letter of Transmittal, as each may be amended or supplemented from time to time, is incorporated herein by reference.

ITEM 12.	EXHIBITS

Reference is hereby made to the following exhibits which collectively constitute the Offer to Shareholders and are incorporated herein by reference:

(a)(1)(A)	Offer to Purchase for Cash, dated October 23, 2023
(a)(1)(B)	Letter of Transmittal
(a)(1)(C)	Notice of Guaranteed Delivery
(a)(1)(D)	Letter to Brokers, Dealers, Banks, Trust Companies and Other Nominees.
(a)(1)(E)	Letter to Clients
(a)(1)(F)	Press Release, dated October 23, 2023
(b)	None
(d)	None
(g)	None
(h)	None
107	Calculation of Filing Fee Table

ITEM 13.	Information Required by Schedule 13e-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete, and correct.

California First Leasing Corporation

By:	/s/ S. Leslie Jewett
Name:	S. Leslie Jewett
Title:	Chief Financial Officer
Date:	October 23, 2023